Filed by Terra Industries Inc.
pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

Subject Company: Terra Industries Inc.
Commission File No.: 001-08520
The following is a transcription of Terra Industries Inc.’s 2009 second quarter results conference call held on July 23, 2009:
TERRA INDUSTRIES INC.
Moderator: Joe Ewing
July 23, 2009
3:00 pm ET
CORPORATE PARTICIPANTS
Joe Ewing
Terra Industries — VP IR
Mike Bennett
Terra Industries — President, CEO
Dan Greenwell
Terra Industries — SVP, CFO
CONFERENCE CALL PARTICIPANTS
Mark Connelly
Sterne Agee — Analyst
Steve Byrne
Merrill Lynch — Analyst
Dave Silver
UBS — Analyst
Charlie Rentschler
Wall Street Access — Analyst
Daniel Rizzo
Sidoti & Company — Analyst
Lisa Herman
Goldman Sachs — Analyst
Charlie Antrim
S.A.C. Capital — Analyst
Sam Epee-Bounya
Columbia Management — Analyst
Alex Heidbreder
Millennium Management — Analyst
PRESENTATION

Operator

Good day, ladies and gentlemen and welcome to the second quarter 2009 Terra Industries earnings conference call. I will be your coordinator for today’s conference. At this time, all participants will be in a listen-only mode. We will conduct a question-and-answer session towards the end of this conference. At this time, I would like to turn the call over to your host for today’s conference, Mr. Joe Ewing, Vice President Investor Relations. Please proceed, sir.

Joe Ewing - Terra Industries — VP IR
Thank you and welcome everyone to Terra’s second quarter conference call. This morning, we issued a news release announcing that for the 2009 second quarter, Terra achieved net income of $80.5 million, or $0.81 per diluted share. At the end of that news release is our Safe Harbor statement and it describes the limitations of forward-looking statements and any other items that are not historical facts included in the news release. Please note that those same limitations apply to any forward-looking statements we may make during this call.
With me today are Mike Bennett, Terra’s President and CEO; and Dan Greenwell, Senior Vice President and CFO. Regarding recent and upcoming Investor Relations activities, since our last earnings call, we participated in three equity conferences and we held a sell side Analyst Day in Tulsa. Coming up later this quarter, we have a Midwest road show, a marketing day in Toronto, a West Coast road show, and the Credit Suisse Chemical and Ag Science conference in New York. You can get more information about these events from our website or by calling us.
We also always as usual welcome any visitors if anyone listening today is interested in coming to tour our Port Neal, Iowa, manufacturing facility and to also meet with our management, we would be happy to have you come. If so, please call Kim Mathers or me to make those arrangements. I’ll now turn the call over to Mike Bennett so that he can give us his perspective on the second quarter and the outlook for Terra and the industry in upcoming months. Mike?

Mike Bennett - Terra Industries — President, CEO
Thank you, Joe. Good afternoon, everyone. Thanks for joining us today.
Our second quarter results clearly reflect the trends of deferred fertilizer purchases and softening prices that were noted in the first quarter. The late planting season added to anxiety in the market, and tended to reinforce those trends, though product actually moved well to the ground in June as later applications were completed. Industrial demand remained somewhat weak during the quarter.
Given significant reductions in the level of nitrogen imports over the past year, coupled with reduced domestic production rates, the surprisingly high estimated level of corn acres planted has in all likelihood reduced ending inventories at the dealer and distributor level year-over-year. We are pleased that Terra ended June with relatively low inventories as we managed our production to reflect reduced purchases by customers. The real bright spot for Terra continued to be our Terra Environmental Technologies business, where volumes and gross margin were up 61% and 43% respectively through six months versus last year. We also note that natural gas feedstock costs dropped significantly, reflecting the sluggish economy that has impacted our industrial sales, as well as the prospect of increased supply of natural gas from unconventional sources.
While we expect agriculture nitrogen demand to normalize, industrial demand may improve more slowly than we had originally hoped. We idled the Donaldsonville ammonia plant on July 1, to keep our ammonia balances manageable. Recently however, ammonia supplies in the US Gulf have tightened notably and we plan to restart the plant in August to supply customer orders and to take advantage of improving Gulf ammonia prices.

As we indicated in our press release, limited but significant fill activity has taken place on UAN and we are encouraged by recent forward market swaps concluded at higher price levels than initial fill prices. While corn prices are significantly lower than year-ago prices, they remain relatively strong by historical measures and provide strong margin opportunities for growers in this environment of lower input and fuel costs. Accordingly, we would expect to see strong fall applications if weather cooperates.
We’re hopeful that Q3 nitrogen prices will begin to reflect an improving supply and demand balance and expect record natural gas supplies to keep a lid on our feedstock costs. We are excited to see the initial shipments of diesel emissions fluid through our established partners in that market and look for further year-on-year gains for Terra Environmental Technologies as we move through the second half. It is worth noting, I think, that the environmental business represented just under 5% of our revenues in calendar 2008 but represented roughly 8.5% of our revenues in the first half of 2009.
At this time, I’m going to turn the call over to Dan Greenwell for more detail on our performance and our financial position. Dan?

Dan Greenwell - Terra Industries — SVP, CFO
Thank you, Mike, and good afternoon to everyone. Mike has described the tough market conditions during the second quarter as well as the initial signals of demand improvement for nitrogen products and moderate natural gas prices as we move into the traditional off-season third quarter. I’d like to make some additional comments on revenues, product selling prices and volumes and the impact of natural gas on net income. Then I’ll follow with additional discussion on our operating results and the joint venture operations located in the United Kingdom and Trinidad, and then provide a summary of our strong liquidity position and working capital management, including our temporary idling of the Donaldsonville facility.
Second quarter net income available to common shareholders was $80.5 million or $0.81 per share, compared to last year’s $202 million or $1.94 per share. As Mike noted product volumes were constrained due to buyer reluctance in the second quarter. We expect more normalized fertilizer sales volumes in the third quarter and the remainder of the year. Revenues of $454 million in the second quarter of 2009 decreased by $390 million compared to last year. Selling prices decreased revenues by about $182 million while lower volumes further reduced revenues by $208 million.
Our environmental business that we referred to as Terra Environmental Technologies, or TET, represented approximately 8% of Terra’s revenues in the second quarter of 2009. As you may know, almost all of these revenues are from stationary power plant markets. As the diesel exhaust business begins to ramp up, we expect to see additional growth from this new market. In fact, we expect Terra to be the leading supplier to this dynamic environmental emission reduction business in North America.
As Mike noted, our production rates were lower during much of the second quarter. Additionally, we took an extended turnaround at Woodward during the second quarter. As a result, we incurred approximately $4.9 million of cost beyond normal turnaround activities.
Despite the significant pressures on product volumes and sales prices, Terra was able to achieve a gross margin percentage of 34.6% for the second quarter of 2009, compared to 35.1% in the second quarter of 2008. We have a very strong focus on cost control, production management, and inventory control. We believe this slight decline in gross margin percentage during a period of significant market turmoil demonstrates Terra’s ability to flex our operations to efficiently serve customer demand pattern variability.
Our volume of ammonia inventory at June 30, 2009, is approximately 20% higher as compared to the prior year. The curtailment of Donaldsonville in July should reduce the volume below last year’s levels by the end of July. UAN inventory volume levels at June 30, 2009, were approximately 15% lower than June 2008 volumes.

We anticipate restarting the Donaldsonville facility during the third quarter as additional demand warrants the volumes at prices and margins that we believe are acceptable.
As a result of our working capital management activities, we believe our inventory positions are well placed and at the right levels to meet anticipated third quarter demand.
Second quarter 2009 natural gas costs included derivative hedge costs of approximately $25 million or $0.91 per MMBTU. Excluding these hedge positions, our gas cost was approximately $3.39 per MMBTU during the second quarter of 2009.
Our derivative position values that we carry into the third quarter of 2009 approximate $4.6 million and are primarily associated with firm orders that will ship during the third and fourth quarters.
The year-over-year decrease to second quarter selling, general and administrative expenses was $13.3 million, due primarily to long-term phantom share based compensation and other short- and long-term incentive plans as well as lower consulting expenses. The phantom share based expense reduction results from the mark-to-market accounting treatment for the phantom share program. We targeted and achieved cost savings in all key areas. We continue to keep a sharp eye on SG&A savings opportunities.
As we noted in our earlier conference calls, our growth activities associated with TET environmental markets represents approximately 8.5% of Terra’s selling, general and administrative expenses. We believe our investment in these market development activities are providing value creation opportunities in this fast growing emission reductions market.
We have segregated costs associated with CF’s unsolicited exchange offer as a separate line item on the income statement. During the second quarter of 2009, Terra recorded $12.6 million of expense related to these known activities. Year-to-date amounts total $14.3 million reflect current projected CF-related activities.
Our United Kingdom nitrogen joint venture with Yara faced continued tough market conditions during the second quarter of 2009 and provided $1.9 million of earnings in the second quarter. United Kingdom customers remained on the sideline for the early part of the quarter. As a result, product sales volumes were down by approximately 36% during the second quarter, as compared to last year. To put the joint venture operations in perspective, the total nitrogen sales of the United Kingdom joint venture in the second quarter of 2009 were approximately $109 million, compared to $279 million in the second quarter of 2008. Declining exchange rates lowered United Kingdom revenues by $28 million during the second quarter of 2009 as compared to the prior year.
United Kingdom gas prices continued to be moderate and we anticipate increased sales volumes of fertilizer during the third quarter as compared to the second quarter of 2009. Despite the challenging quarter, the joint venture operation returned approximately $2.7 million of cash during the second quarter of 2009. We continue working closely with Yara to manage this business.
Our North American joint venture nitrogen operation consisting primarily of our Trinidad ammonia plant operated as a 50% joint venture with Koch Industries provided earnings of approximately $1.5 million during the second quarter of 2009. We received $12.4 million of cash from our North American joint venture operations in the second quarter of 2009.
We view earnings associated with Terra’s United Kingdom and Trinidad joint venture arrangements as part of the overall return that our operations generate in the conduct of our global pure play nitrogen business.
Terra’s effective tax rate from continuing operations (after non-controlling interest and United Kingdom equity earnings) was 32.2% for the 2009 second quarter, compared to 35.3% in the second quarter of 2008.
The year-to-date effective tax rate was 31.5% in the first half of 2009, compared to 35.9% in the first half of 2008. Our implementation of tax optimization strategies in the fourth quarter of 2008 provided the lower effective rates.

Net cash tax payments in the second quarter of 2009 were $30.8 million. We paid $86.6 million in the second quarter of 2008. In 2008, we were able to utilize NOLs to offset taxable income. We have fully utilized the prior NOLs and are a cash taxpayer.
We continue to estimate a 2009 effective annual tax rate between 31 and 33%. We expect to realize these effective rates for the next several years.
Our current share buyback program extends through June 2010 and we have 7.4 million shares available to purchase under the authorization. There were no buybacks during the second quarter of 2009. We may make further buybacks under the repurchase program and would do so at times and quantities we believe will generate the best value for our shareholders.
Our cash balances totaled $1 billion at June 30, 2009. Our cash is invested in high quality money funds that remain highly liquid. As mentioned previously, none of our cash balances are invested in illiquid asset classes. Today, Terra’s cash balances remain in excess of $1 billion. This cash is in excess of $10 per share.
We spent approximately $37 million for the Woodward UAN expansion, normal maintenance capital and turnarounds during the second quarter of 2009.
In the remainder of 2009, we will undergo turnarounds at half of the Verdigris plant in the third quarter and the Courtright urea/nitric acid plant in the fourth quarter. The Woodward turnaround was completed in the second quarter.
We estimate our 2009 sustaining capital expenditures and turnaround costs will total $85 million to $90 million. We also estimate our Woodward UAN expansion will require $105 million to $110 million. In the aggregate, we estimate our 2009 capital turnaround spending will be in the range of $190 million to $200 million.
Terra declared a $0.10 per common share dividend payable on September 10, 2009, to shareholders of record as of August 20, 2009.
We remain focused on a forward-looking and disciplined capital management approach that will ensure our ability to take advantage of opportunities in the future. We continue to be strongly committed to returning value to shareholders.
At this time, I would like to turn the call back to Mike.

Mike Bennett - Terra Industries — President, CEO
Okay. Thank you, Dan and that concludes our prepared remarks today.
Before we begin the question and answer period, really the purpose of today’s call is to discuss our second quarter performance and the outlook for the business. We really have nothing further to say today regarding the unsolicited exchange offer by CF Industries, other than what has already been released. Accordingly, we ask that you not pose questions regarding the unsolicited CF offer in today’s call. So at this time, I would ask Latrice to give you instructions on the process for posing questions in today’s session.
QUESTION AND ANSWER

Operator
Sure. Please stand by for your first question. Our first question comes from the line of Mr. Mark Connelly with Sterne Agee. Please proceed.

Mark Connelly - Sterne Agee — Analyst
Thank you. Just two things, Mike. Your press release talks a little bit about where you are in terms of hedging but I wonder if you could talk about your attitude towards hedging and taking advantage of today’s low gas prices more generally? Has your emphasis shifted? And you’ve talked in the past about maybe doing something to try to lock in more broadly. I wonder if you could just give us a sense of where you’re going?

Mike Bennett - Terra Industries — President, CEO
Well, I’ll sure do my best. First of all, obviously like many folks, we continue to watch this market very carefully and we do think that there is a time frame here under which it may well make sense to take advantage of some length in the gas market, certainly given the history we’ve seen over the past eight or nine years. At the current time, obviously prices are very attractive on relative terms and very favorable for the business. And as we look forward, obviously gas and storage continues to build at a pretty steady rate. We have record inventories right now, something in the range of 400 to 500 BCF greater than the five-year average and without really much in the way of hot weather I guess in the medium term forecast, it would appear that gas and storage will continue to build as we move into the fall. And so we’re looking carefully at not only near term, like winter 2009/10 strips, but also as we have indicated before, have investigated and continue to investigate opportunities to enter into medium term arrangements that we feel may be more advantageous. Again, this isn’t one of these all-in types of bets but something that we think could be an opportunity to secure a smaller percentage of our gas needs for the medium term. But at this point in time we still think the market trends appear to be moving slowly in our favor and we’ll continue to monitor that and be prepared to act as we see market conditions change.

Mark Connelly - Sterne Agee — Analyst
Just one more question. We thought we had seen some signs of life in the non-ag ammonium nitrate markets. Can you tell us what you’re seeing in those markets right now?

Mike Bennett - Terra Industries — President, CEO
Well, generally, in terms of non-ag or industrial ammonium nitrate, I would say that the business activity all in all has been a bit lower than what we would expect in a normal economy and right now the indicators from our customers in that area continue to be fairly steady. But as of yet, we’re really not getting much of a signal that they expect a substantial uptick, at least over the next quarter or so.

Mark Connelly - Sterne Agee — Analyst
Very helpful. Thank you.

Operator
And our next question comes from the line of Steve Byrne with Merrill Lynch. Please proceed.

Steve Byrne - Merrill Lynch — Analyst
Hi, good afternoon.

Mike Bennett - Terra Industries — President, CEO
Hi, Steve.

Steve Byrne - Merrill Lynch — Analyst
Hey, Mike. Your forward order book at the end of June was fairly modest, certainly relative to where it was a year ago, about half the level of the year ago. Is that a reflection of your view on where pricing is going this fall and an intentional pullback on forward sales to take advantage of what you think is a rising price environment?

Mike Bennett - Terra Industries — President, CEO
Well, that’s part of the story. A year ago, Steve, we saw customers come to us very early. In fact, actually even early in Q2, to place fill orders for subsequent shipment. This year that fill activity commenced very late and in fact, some of those orders weren’t transacted until early July,. And certainly as we look at the pricing levels, given the fact that for the most part US nitrogen prices are really below where world nitrogen markets would indicate parity is, we certainly see the potential for improvement there and so, we don’t really think it’s in our best interest to go out and do a whole lot of business at some of these levels and we’ve tried to take a pretty measured approach to that.

Steve Byrne - Merrill Lynch — Analyst
And speaking of prices being below where you think they should be or below parity with global pricing, it seems as if UAN has been the one where there has been the most pressure. It’s at a discount to urea on a per-unit-of-nitrogen basis, which is not been the historical case and your shipments of UAN were quite weak in the fertilizer year. Why do you think that is? Is that all primarily a function of inventory destocking or do you think that consumption was also below normal?

Mike Bennett - Terra Industries — President, CEO
Well, certainly, Steve, time may tell us whether consumption was off much, but if we really look back to 2008, the second quarter to-the-ground type volumes are probably difficult to estimate because so many early fill orders were placed and so as we went through the second quarter, it was really difficult to determine how much of that product was probably going to the ground. Especially late in the quarter, versus actually going to storage tanks. This year it was a pretty safe bet that anything we sold was ultimately going to the ground. And so, part of the volume shortfall I believe has to do with the fact that customers clearly wanted to reduce inventories in this environment of uncertainty and I think that is certainly part of it. When you look at the pricing aspect of it, it’s a little bit puzzling, but yet we had such a wet and late spring that there were a lot of delays in movement and, over time what we’ve learned is that once in a while people get nervous when product isn’t moving and the calendar tells them it should be. Certainly, there was probably more side-to-side selling activity between dealers and distributors to empty inventories, than what we’ve seen in a few years. And I think all of that probably came together to create some anxiety on the part of some people in the market. And I think ultimately it drove prices to a level that customers finally found-or at least some customers found-difficult to resist and certainly I guess spurred this early fill demand activity and interest that we’ve seen in early July.

Steve Byrne - Merrill Lynch — Analyst

So are you pushing prices in your forward pricing program to levels that are causing some of your customers to pull back because they are at such a high level?

Mike Bennett - Terra Industries — President, CEO
Well, I don’t know about “they are at such a high level.” It seems like they go down a lot quicker than they go back up, referring to prices, Steve, and certainly as we seek to get price increases, we will see less I guess enthusiasm, but we think that transaction business at some higher levels as we go forward here and just patiently work at this book over the balance of the quarter.

Steve Byrne - Merrill Lynch — Analyst
Okay. Thank you.

Operator
Our next question comes from the line of Mr. Dave Silver with UBS. Please proceed.

Dave Silver - UBS — Analyst
Yes, hi. I had dialed in just a little bit late so I apologize if I’m repeating things you said before. Apologize in advance. First thing, I just wanted to maybe clarify the new line item on your I guess investment banking or other types of professional fees. Is that the first quarter that you’ve recognized that and then more to the point, do you- is this kind of a run rate level of expenditure that we should expect for the next few quarters or as long as the issue persists?

Dan Greenwell - Terra Industries — SVP, CFO
Dave, we recorded $1.7 million in the first quarter. That was included in selling, general and administrative expenses. We decided in the second quarter with the recording of the $12.6 million that we would segregate that and so we reclassed the 1.7 out of SG&A in the first quarter into that line item. So the total for the year is $14.3 million but as I said in my prepared comments, the current quarter expense is related to known activities and the year-to-date amounts reflect our current projected activities for things related to the CF activity.

Dave Silver - UBS — Analyst
Okay.

Dan Greenwell - Terra Industries — SVP, CFO
So basically what we know about and what we think we’re doing with these, we recorded. We don’t project any additional costs in the third quarter or fourth quarter unless some unknown activities today come up.

Dave Silver - UBS — Analyst
Okay. No, that’s helpful. Thank you. And then just in modeling or projecting forward, I had a question about natural gas. So I think you guys have laid out what your natural gas cost would have been excluding the hedges which was $3.39 in the second quarter. And with a much lower hedge percentage. I’m just wondering, is it fair to project a natural gas cost for the third quarter of, I don’t know, $2.50, adding in the effect of your inland cheaper gas and the Trinidad operation, et cetera? Is something as low as that representative of what we might see you guys report in the third quarter?

Dan Greenwell - Terra Industries — SVP, CFO
Well, Dave, as you mentioned, roughly 60% of our volume is inland gas, being Oklahoma and Iowa. So that clearly does have a basis advantage over NYMEX. The other facilities are effectively at NYMEX, the Yazoo City, the Donaldsonville facility and the Courtright, Ontario facility, those are effectively at NYMEX. If you take 60% of our volume and say it has a basis differential, 40% of the volume does not have a basis differential to NYMEX. And then if you add on the $4.6 million of cost in our position right now, you could probably come up with a pretty reasonable basis for what our gas costs would be. But the $2.50- I don’t know where you got that number but keep in mind, we do not include Trinidad in our gas cost number. We do not report it in our normal operations. That’s an equity earnings line, so Trinidad is not included in that.

Dave Silver - UBS — Analyst
Okay. And then I did want to ask you this question about I guess use of available cash. So $1 billion is a nice round number and it’s about $10 a share and you’ve outlined some of your usage for discretionary capital over the next year or two in terms of Woodward and building up your industrial business. But, I mean, any way you slice it I think most people would say you’re going to be highly liquid for a while here. So Mike, in terms of thinking about things that you might put some of that cash to use for over a longer term period, could you maybe discuss whether there are any greenfield opportunities that would strategically make sense or whether tuck-in acquisitions or something to build on your distribution would be attractive here? In other words, from your perspective, and your experience, what types of incremental opportunities do you see out there that might make sense on a multi-year period?

Mike Bennett - Terra Industries — President, CEO
Well, at the current time, given the environment we’re in, David, as you’ve noted, we’ve laid out some of these kinds of expansion opportunities with the existing assets and they’re not going to require a tremendous amount of cash. Certainly, we’ve talked about the possibility of spending a relatively modest amount of cash if we can secure the right thing to give us a stronger gas position in the medium term. And then beyond that, really the way I look at the current environment is that I think the prospect for greenfield opportunities at this moment in time is a bit diminished over where certainly we would have potentially viewed them three or four years ago. A lot of that has to do with the natural gas cost delta between North America and what’s projected in the medium term versus advantaged gas areas in the world, as well as the fact that greenfield projects basically put a lot of cash out the door without generating return cash flows, return on those investments generally for three or four years. And so for us, I think certainly we think that this is a good time to be looking for opportunities to add existing assets to the portfolio that we think complements the business we have and certainly are consistent with our market direction and where we see the long-term trends in the industry. So more of a focus I think in that area, David, than probably a greenfield type expansion, at least here over the next several years.

Dave Silver - UBS — Analyst
Okay. Thank you very much.

Operator

And our next question comes from the line of Charlie Rentschler with Wall Street Access.

Charlie Rentschler - Wall Street Access — Analyst
Mike, I wondered if you could give us your outlook on nitrogen imports over the next year or two?

Mike Bennett - Terra Industries — President, CEO
Well, I’ll be glad to, Charlie. Really, I think at the end of the day it’s broadly a function of kind of market parity, if you will. Over the past year, typically the US pricing situation has been such that it discouraged imports relative to other markets and as a result, we saw that import volume off very significantly. In the aggregate, somewhere in the range of perhaps 25 to 30%. And certainly as we’re going through July, prices here continue to be low relative to other markets and certainly we aren’t attracting a great deal of attention at this point. When you look at the whole supply situation, and if you do make the assumption that we have drawn some chain inventories down relative to a year ago, it’s clear at some point we do need to return to a level of imports that will fully supply this market for the crop year. And in the absence of deterioration in global markets, which certainly I don’t anticipate, domestic prices here will have to come up in some areas in order to attract the necessary volumes. And so I think that import volumes should normalize as we move through this crop year, but they will only do so if they’re incented to come here.

Charlie Rentschler - Wall Street Access — Analyst
And second question, kind of a theoretical one, but do you have a — kind of an ideal corn price in the back of your mind? In other words, $5, $6 corn, it seems to me causes demand destruction but $3.50, $3.75 livestock feeders like that, the ethanol boys like that, do you have any thoughts about that?

Mike Bennett - Terra Industries — President, CEO
Well, I guess not specifically, but I will agree with one thing, that certainly currently with this corn price paradigm in the $3 to $3.75 range, obviously it looks like the ethanol producers have a bit more breathing room than certainly they had for a while and certainly that’s welcome for the livestock producers and likewise, I think that as long as we can couple that with a moderate energy cost environment, like we’re seeing today, so that not only natural gas prices are very manageable, but diesel fuel prices and so forth as well, this seems to be a less volatile environment, if we can get things back to the right operating plane. So certainly corn prices perhaps a little bit higher than they might be today in this type of cost environment I think would be generally good for agriculture.

Charlie Rentschler - Wall Street Access — Analyst
Can I sneak in just a third quick question? I guess I paid something like $860 a ton for anhydrous. At that level, I wonder are you seeing pushback by farmers? I know it’s all anecdotal but what’s you’re thinking about that?

Mike Bennett - Terra Industries — President, CEO
You mean currently or—?

Charlie Rentschler - Wall Street Access — Analyst

This growing season, yes.

Mike Bennett - Terra Industries — President, CEO
Over the past year?

Charlie Rentschler - Wall Street Access — Analyst
Yes.

Mike Bennett - Terra Industries — President, CEO
Certainly I think that there was some pushback and certainly some pretty tough negotiating by farmers and we may well have seen some of those farmers change historical suppliers over concern about those input costs and certainly we were in a commodity boom last year, Charlie, where everything in the commodity field rose pretty rapidly. So, whether there was much of an impact on application rates, I’m not really convinced of that. But I think there was a lot more active shopping and negotiating on the part of farmers in a number of areas than probably what one would typically see.

Charlie Rentschler - Wall Street Access — Analyst
Thank you.

Operator
Our next question comes from the line of Mr. Daniel Rizzo with Sidoti & Company. Please proceed.

Daniel Rizzo - Sidoti & Company — Analyst
Hi, guys. You indicated that TET was 8.5% of sales. I was wondering if you could break out how much that was of operating margin as well?

Dan Greenwell - Terra Industries — SVP, CFO
Well, Dan, we typically haven’t described an operating margin percentage associated with TET. I think it’s probably fair to say that we expect TET margins with the diesel exhaust fluid to be at or higher than agriculture margins from the business. So we historically haven’t disclosed those.

Daniel Rizzo - Sidoti & Company — Analyst
Okay. That’s it. Thank you.

Operator
And our next question comes from the line of Robert Koort.

Lisa Herman - Goldman Sachs — Analyst
Hi, good afternoon, this is Lisa Herman in for Bob Koort.

Mike Bennett - Terra Industries — President, CEO
Hi, Lisa.

Lisa Herman - Goldman Sachs — Analyst
I just have a question. Given that you are no longer going to be idling the Donaldson facility starting in August, can you just give us a little more color on what you anticipate operating rates to be at for the second half of ‘09 and then also just what you expect operating rates to be for some of your other facilities?

Mike Bennett - Terra Industries — President, CEO
Yes, well, first of all, I might clarify that. If I understood the first part of the question right, the Donaldsonville plant is currently down. We idled it July 1. And we expect to restart that facility sometime in August. And so it’s not a matter of it coming down but it’s actually coming back up. We also have a couple of normal turnarounds scheduled this year in the second half which was a bit different than a year ago. We had one half of the Verdigris facility this fall and we have a turnaround scheduled for the Courtright facility later in the year and so relative to second half of last year, we will see a bit lower operating rates. At this point, I guess our expectation is that — other than Donaldsonville, we don’t necessarily anticipate specific curtailments at this point in time. Obviously, what develops will depend a lot on how the market responds to various things as we go through the year. But beyond the Donaldsonville curtailment for the month of July, and the scheduled turnarounds, at this point we don’t have an expectation that we would be running at some specific rate under our normal operating plan.

Lisa Herman - Goldman Sachs — Analyst
Okay. Because I know that in the very beginning of the conference call that you kind of led towards the fact that you would expect normalized sales for the second half of this year, is that correct?

Mike Bennett - Terra Industries — President, CEO
Yes.

Lisa Herman - Goldman Sachs — Analyst
Okay. So I was just wondering if that would maybe translate into some normalized operating rates for some of your plants?

Mike Bennett - Terra Industries — President, CEO
Well, we certainly would hope so. When you look at the first half of the year, we probably operated our ammonia relative to last year at perhaps, close to 90% of last year but our upgrading rates were lower, probably in the range of 75 to 80%. Certainly if fill demand returns the way we would expect it, I would think that those ammonia operating rates would be pretty consistent with the first half of the year and including the Donaldsonville outage and that our upgrading rates relative to capacity should be a bit higher.

Lisa Herman - Goldman Sachs — Analyst
Okay. And then I just had one more question, just if you could clarify for me, I noticed that in the urea and the ammonia nitrate volume and sales prices that you have in the press release, there’s some footnotes that say that the solutions are now included. Is this from the Environmental Technologies group?

Mike Bennett - Terra Industries — President, CEO
Yes. So you looked at the urea numbers. That would include our TET movement, which even some of our stationary business is in the form of liquid urea and certainly ammonium nitrate, I think that also includes liquid ammonium nitrate sales to industrial customers.

Lisa Herman - Goldman Sachs — Analyst
Okay. Great. Thank you very much.

Operator
And our next question comes from the line of Charlie Antrim with S.A.C. Capital. Please proceed.

Charlie Antrim - S.A.C. Capital — Analyst
Hey, thanks for taking my question. Actually they’ve both been answered. But thank you.

Mike Bennett - Terra Industries — President, CEO
Okay, Charlie.

Operator
And our next question comes from the line of Sam Epee-Bounya. Please proceed.

Sam Epee-Bounya - Columbia Management — Analyst
Good afternoon, gentlemen. Most of my questions have been answered. Just want to revisit sort of the use of cash. If you can just once again clarify what the intent is with your cash balance?

Mike Bennett - Terra Industries — President, CEO
Well, again, Sam, first of all, we recognize that we’re not a bank. We do think that this is a period in which there may well be some very good opportunities to utilize our cash to position the Company better for the longer term and so from our perspective, certainly the internal projects we’ve identified, whether it’s the Woodward project or others, that we think will clearly provide excellent short-term returns and build our product line in the directions we want to go-we’re going to use cash for those. Certainly we’re going to continue to explore I think relatively modest opportunities for positioning ourselves medium term on feedstock, if that becomes available. And then look for, again, for opportunities to add good assets that will generate accretive returns to the business and add EPS as well as cash flow. And certainly in the absence of those opportunities, as we have from time to time in the past, we have used our cash to we think hopefully judiciously repurchase shares when that’s made sense, which certainly helps EPS but doesn’t help cash flow.

Sam Epee-Bounya - Columbia Management — Analyst
Okay. And for the Woodward project, what is again the CapEx on this?

Mike Bennett - Terra Industries — President, CEO
About $180 million.

Sam Epee-Bounya - Columbia Management — Analyst
Okay. And last question, just a housekeeping item. Are you planning to have a shareholder meeting soon?

Mike Bennett - Terra Industries — President, CEO
We have not yet set a date for our shareholder meeting.

Sam Epee-Bounya - Columbia Management — Analyst
Okay. Thank you, gentlemen.

Mike Bennett - Terra Industries — President, CEO
Thank you.

Operator
And our next question comes from the line of Mr. Alex Heidbreder with Millennium Management. Please proceed.

Alex Heidbreder - Millennium Management — Analyst
Hi, good afternoon.

Mike Bennett - Terra Industries — President, CEO
Hi, Alex.

Alex Heidbreder - Millennium Management — Analyst

Two topics, first, can you talk a little bit more about the increased UAN capacity coming online in Trinidad? When do you expect actual product to land and are buyers using this against you yet in price discussions? And the second topic is why didn’t it make sense to buy stock back in this quarter given how undervalued you guys are and why not increase the dividend?

Mike Bennett - Terra Industries — President, CEO
Well, the second questions are both good questions. Let me talk about UAN first. The plant that is being constructed in Trinidad, my understanding is that that facility or that upgrading portion should be completed toward year-end. Customers by nature use whatever they can in price negotiations. The fact of the matter is, this this past 12 months we only saw about 50% of the UAN imports that we saw the preceding 12 months and when we look at the marketplace overall, our assumption is that market’s going to require 2 million to 2.5 million tons of UAN imports each year to satisfy supply needs given the domestic capacity restraints. And so our view is that while sometimes there’s confusion until people figure out who their customers are, we believe especially in this environment we’ll displace imports from other higher cost, higher freight cost sources, such as the former Soviet Union or Europe, and quite frankly, it may have an impact on the market but then again, the FSU producers basically produce UAN only when it’s more lucrative than it is to push that output into either urea or ammonium nitrate. And so at this point in time certainly where the UAN market has been to date, we really don’t see those sources finding this market attractive and at the end of the day, I think the market’s big enough to normalize this production very easily and it’s not an overriding concern for us.
In terms of share buyback, again, I think that every quarter the Company has to weigh what may be developing as opportunities to use cash that generate future cash flow, as well as EPS improvement, against the EPS improvement gained from buying back our own shares at good price levels and I would point out that the other thing that isn’t so transparent is that we don’t have the opportunity to just enter and walk away from that activity any time we like. We do have to comply with regulatory requirements, judging what information we may have that you don’t have, and so all of that enters into decisions on a given quarter and to what activity level we can generate there.
And the dividend, at the end of the day most investors aren’t going to buy this stock for yield and we instituted our dividend to demonstrate that fundamentally the Company had changed and that it was in a much stronger position for the long term and we demonstrated that commitment through the institution of the dividend and certainly as we go forward, both of those options remain clearly on the table for us to execute as conditions and judgment warrant.

Operator
There are no further questions in queue at this time. I would like to turn the call over to your host for closing remarks, Mr. Mike Bennett. Please proceed.

Mike Bennett - Terra Industries — President, CEO
Thank you and everyone thank you for your participation today, we appreciate your interest in Terra. As always, there’s an open invitation to come see us and learn more about the business. If you have an interest, please contact Joe Ewing and we can arrange that. And absent that, we’ll look forward to talking with you in October when we discuss our third quarter results. Have a good day.

Operator
Thank you for your participation in today’s conference. This concludes the presentation. You may now disconnect and everyone have a great day.

Important information and where to find it
On June 26, 2009, Terra filed with the Securities and Exchange Commission (the “SEC”) a revised preliminary proxy statement in connection with its 2009 Annual Meeting, which is available free of charge at the SEC’s website at www.sec.gov and Terra’s website at www.terraindustries.com. Terra plans to file with the SEC and mail to its stockholders a definitive proxy statement in connection with its 2009 Annual Meeting. Investors and security holders are urged to read the revised preliminary proxy statement, which is available now, and the definitive proxy statement relating to the 2009 Annual Meeting and any other relevant documents filed with the SEC when they become available, because they will contain important information. Investors and security holders may obtain a free copy of the definitive proxy statement and other documents (when available) that Terra files with the SEC at the SEC’s website at www.sec.gov and Terra’s website at www.terraindustries.com. In addition, the definitive proxy statement and other documents filed by Terra with the SEC may be obtained from Terra free of charge by directing a request to Terra Industries Inc., Attn: Investor Relations, Terra Industries Inc., 600 Fourth Street, P.O. Box 6000, Sioux City, IA 51102-6000.
This communication is neither an offer to purchase nor a solicitation of an offer to sell any securities. In response to the exchange offer proposed by CF Industries Holdings, Inc. referred to in this communication, Terra has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. Investors and security holders are urged to read the Solicitation/Recommendation Statement on Schedule 14D-9 because it contains important information. Investors and security holders may obtain a free copy of the Solicitation/Recommendation Statement on Schedule 14D-9 and other documents that Terra files with the SEC in connection with the exchange offer at the SEC’s Web site at www.sec.gov and Terra’s Web site at www.terraindustries.com. In addition, the Solicitation/Recommendation Statement on Schedule 14D-9 and other documents filed by Terra with the SEC in connection with the exchange offer may be obtained from Terra free of charge by directing a request to Terra Industries Inc., Attn: Investor Relations, Terra Industries Inc., 600 Fourth Street, P.O. Box 6000, Sioux City, IA 51102-6000.
Certain information concerning participants
Terra, its directors, executive officers and certain employees specified in Annex A to Terra’s revised preliminary proxy statement for the 2009 Annual Meeting, which was filed with the SEC on June 26, 2009, are participants in the solicitation of Terra’s security holders in connection with its 2009 Annual Meeting. Security holders may obtain information regarding the names, affiliations and interests of such individuals in Terra’s Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the SEC on February 27, 2009 and amended on April 28, 2009, and its revised preliminary proxy statement for the 2009 Annual Meeting, which was filed with the SEC on June 26, 2009. To the extent holdings of Terra securities have changed since the amounts printed in the revised preliminary proxy statement for the 2009 Annual Meeting, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such individuals can also be obtained from the revised preliminary proxy statement relating to the 2009 Annual Meeting, which is available now, and the definitive proxy statement relating to the 2009 Annual Meeting when it is filed by Terra with the SEC. These documents (when available) may be obtained free of charge from the SEC’s Web site at www.sec.gov and Terra’s Web site at www.terraindustries.com.
Forward-looking statements
Certain statements in this communication may constitute “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements made in connection with the exchange offer proposed by CF Industries Holdings, Inc. referred to in this communication are not subject to the safe harbor protections provided to forward-looking statements under the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements. As a result, these statements speak only as of the date they were made and Terra undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law. Words such as “expects,” “intends,” “plans,” “projects,” “believes,” “estimates,” and similar expressions are used to identify these forward-looking statements. These include, among others, statements relating to:
▪	changes in financial markets,

▪	general economic conditions within the agricultural industry,

▪	competitive factors and price changes (principally, sales prices of nitrogen and methanol products and natural gas costs),

▪	changes in product mix,

▪	changes in the seasonality of demand patterns,

▪	changes in weather conditions,

▪	changes in environmental and other government regulation, and

▪	changes in agricultural regulations.
Additional information as to these factors can be found in Terra’s 2008 Annual Report/10-K, in the section entitled “Business,” “Legal Proceedings,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in the Notes to the consolidated financial statements.